GASTAR EXPLORATION INC.
1331 Lamar Street, Suite 650
Houston, Texas 77010
Phone: (713) 739-1800 • Fax: (713) 739-0458

April 17, 2014
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Anne Nguyen Parker

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-194603) of Gastar Exploration Inc. (the “Registrant”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, April 21, 2014, at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.
The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call the undersigned at (713) 739-1800 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710 with any questions regarding this matter.

Very truly yours,
GASTAR EXPLORATION INC.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich

Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary